UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-170734

CUSIP NUMBER
85224C AB0
(Check one):
[X] Form 10-K
[ ] Form 20-F
[ ] Form 11 K
[ ] Form 10-Q
[ ] Form 10-D
[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SquareTwo Financial Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4340 South Monaco Street, Second Floor
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80237
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SquareTwo Financial Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Annual Report”) by the prescribed due date without unreasonable effort or expense due to the considerable amount of time directed towards meeting with its lender group and potential investors engaging in discussion with respect to the senior revolving credit facility. The maturity date of the senior revolving credit facility is April 6, 2016, and the discussions are intended, among other matters, to amend or extend such maturity date or to result in a forbearance with respect thereto. In addition, the Company and certain holders of its senior second lien notes have been engaged in discussions concerning financing alternatives to enhance the Company’s liquidity. While negotiations continue, the Company does not anticipate making the semi-annual interest payment to the holders of the senior second lien notes, which is due April 1, 2016. The nature and terms of any amendment or forbearance to the senior revolving credit facility or financing alternatives resulting from the Company's current negotiations will directly affect the presentation of the Company’s financial statements and footnotes, and the liquidity and capital resources and related disclosures to be included in the Annual Report. There can be no assurance that the senior revolving credit facility will be extended or replaced by a new facility prior to its maturity or that the Company’s effort to address its liquidity will be achieved. In the absence of an amendment or forbearance to the senior revolving credit facility and further clarity with respect to financing alternatives, the Company expects that the report of its independent registered public accounting firm on the Company’s 2015 consolidated financial statements will include an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

In light of the foregoing, the process of completing the financial statements and the related information required to be included in the Annual Report could not be completed by the prescribed filing deadline without unreasonable effort or expense. The Company intends to file the Annual Report as soon as practicable and currently expects to do so within the additional time prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John D. Lowe, SVP and Chief Financial Officer	303	713-2266
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes [ ]    No [ ]

(Note: The registrant is a voluntary filer of reports under Section 13 or 15(d) of the Securities Exchange Act of 1934; the registrant has filed during the preceding 12 months all reports that it would have been required to file by Section 13 or 15(d) of the Securities Exchange Act of 1934 if the registrant had been subject to one of such Sections.)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?     Yes [X]    No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company’s preliminary unaudited financial results, management expects revenues of approximately $202.7 million for fiscal 2015, compared to revenues of $247.1 million for fiscal 2014. Management also expects a net loss of approximately $117.7 million or greater for fiscal 2015, compared to a net loss of $37.9 million for fiscal 2014. The increase in net loss is primarily due to an expected non-cash goodwill impairment charge of approximately $74.0 million or greater, and a non-cash pre-tax impairment charge of approximately $10.6 million related to the branch office intangible. Because the carrying value of the domestic reporting unit exceeded its estimated fair value at September 30, 2015, as previously reported on Form 10-Q for the quarter ended September 30, 2015, the Company engaged a third party valuation firm to assist it in the step two goodwill impairment analysis prescribed by ASC 350. The step two of the impairment test requires that we perform a theoretical purchase price allocation for the domestic reporting unit to determine the implied fair value of goodwill. If the implied fair value of goodwill, after considering the fair values of remaining assets and liabilities, is less than the recorded amount on the balance sheet, an impairment is recorded. Because goodwill represents the difference between the fair value of the reporting unit, on a debt free basis, and the fair value of its assets and liabilities, any increase in the fair value of the assets decreases the amount of goodwill implied by the fair value of the reporting unit. Similarly, any increase in the fair value of the reporting unit’s liabilities increases the amount of goodwill supported by the reporting unit. Through the step two analysis, the Company’s preliminary analysis indicates that the fair value of the domestic reporting unit’s assets, excluding the branch office network intangible, was approximately $57.0 million higher than the carrying value, primarily because of the increase in the value of the purchased debt asset. Partially offsetting this is an increase of approximately $24.6 million in the reporting unit’s liabilities primarily attributable to the deferred tax impact associated with the increase in the fair value of the assets. The Company is currently finalizing the goodwill impairment analysis and the foregoing amounts are subject to change, which may be material.

As part of the step two analysis, the Company also determined the fair value of the branch office intangible asset using the replacement cost method. Under such method, the Company determined the current value of the network based on a number of assumptions regarding both internal and external resources that would be required to recreate the network, including but not limited to, recruitment and on-boarding of partners, development of the technology and compliance framework, excluding the cost of the eAGLE system which was valued separately, based on which the network operates and currently provides the Closed Loop competitive advantage. The branch office network was originally valued in 2005. The 2005 valuation was performed before the rationalization of the Company’s legal network to meet the evolving regulatory environment. This has involved the elimination of multiple legal offices as the Company regionalized its legal efforts, providing increased regulatory oversight and control.

At December 31, 2015, the Company’s total liquidity to fund operations was $48.2 million, which consisted of non-restricted cash balances of $19.6 million and total availability under the senior revolving line of credit of $28.6 million. Based on preliminary unaudited results, the Company was in compliance with all covenants and restrictions of the senior revolving credit facility and senior second lien notes at December 31, 2015. The Company's revolving line of credit facility, which had a balance of $134.8 million at December 31, 2015, matures on April 6, 2016.

This unaudited financial information is preliminary based upon estimates and currently available information, does not reflect subsequent events and final adjustments and is subject to completion of the Company’s financial closing procedures and an audit of the Company’s financial statements. The financial information presented above does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2015, and the Company’s final results may differ from these estimates. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this information.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Form 12b-25 may constitute forward-looking statements. The Company cautions that any forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, contained in this Form 12b-25 involve risks and uncertainties and are subject to change based on various important factors. Such forward-looking statements include, but are not limited to, statements relating to anticipated impairment charges, any amendment or forbearance to our senior revolving credit facility, the outcome of negotiations with holders of our senior second lien notes and any future interest payments thereunder, the timing and outcome of the completion of the audit of our financial statements for the year ended December 31, 2015, the timing of the filing of the Form 10-K and changes to the Company’s results of operations for the year ended December 31, 2015 as compared to December 31, 2014. Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in the results of the expected financial statements based on the completion of financial closing procedures and the audit of the

Company’s financial statements for the year ended December 31, 2015, additional delays with respect to completing the financial statements, and other risks detailed in the Company’s filings with the SEC. Any forward-looking statement in this Form 12b-25 speaks only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

SquareTwo Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2016	By:	/s/ John D. Lowe
		Name:	John D. Lowe
		Title:	Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).